Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: May 23, 2018

This filing includes a transcript of an investor call that was held on Monday, May 21, 2018.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results

Fifth Third Bancorp NasdaqGS:FITB

M&A Call

Monday, May 21, 2018 2:00 PM GMT

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Contents

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Call Participants

EXECUTIVES

Frank R. Forrest

Executive VP & Chief Risk Officer

Fifth Third Bancorp

Greg Carmichael

Chairman, President & CEO

Fifth Third Bancorp

James C. Leonard

Executive VP & Treasurer

Fifth Third Bank

Mitchell S. Feiger

President, CEO & Director

MB Financial, Inc.

Sameer Shripad Gokhale

Senior Director of Investor Relation

Fifth Third Bancorp

Tayfun Tuzun

Executive VP & CFO

Fifth Third Bancorp

ANALYSTS

Brian Paul Klock

Keefe, Bruyette, & Woods, Inc.,

Research Division

Christopher William Marinac

FIG Partners, LLC, Research Division

Erika Najarian

BofA Merrill Lynch, Research Division

Geoffrey Elliott

Autonomous Research LLP

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Kenneth Michael Usdin

Jefferies LLC, Research Division

Michael Lawrence Mayo

Wells Fargo Securities, LLC,

Research Division

Peter J. Winter

Wedbush Securities Inc., Research Division

Rahul Suresh Patil

Evercore ISI, Research Division

Richard Lee Dodds

Deutsche Bank AG, Research Division

Saul Martinez

UBS Investment Bank, Research Division

Terence James McEvoy

Stephens Inc., Research Division

Vivek Juneja

JP Morgan Chase & Co, Research Division

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Presentation

Operator

Good morning. My name is Ray, and I will be your conference operator today. At this time, I would like to welcome everyone to the acquisition of MB Financial Conference Call. [Operator Instructions] Mr. Sameer Gokhale, you may begin your conference.

Sameer Shripad Gokhale

Senior Director of Investor Relation

Thank you, Ray. Good morning, and thank you all for joining us. Today, we will be discussing the proposed merger of MB Financial, Inc. and Fifth Third Bancorp. This discussion may contain certain forward-looking statements about Fifth Third, MB Financial or the combined an, entity pertaining to our financial condition, results of operations, plans and objectives. These statements involve risks and uncertainties that could cause results to differ materially from historical performance and these statements. We’ve identified some of these factors in our forward-looking cautionary statements at the end of the presentation press release announcing this transaction and in other materials, and we encourage you to review them. We undertake no obligation to and would not expect to update any such forward-looking stamens after the date of this call.

The subject matter discussed today will be addressing a proxy statement and prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contains certain forward-looking information.

Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders of MB Financial, Inc. in connection with the proposed transaction will be set forth in the proxy statement and prospectus when it just filed with the SEC.

With that, I would like to turn the call over to Greg Carmichael, Fifth Third’s Chairman and CEO.

Greg Carmichael

Chairman, President & CEO

Thanks, Sameer, and good morning from Chicago. Thank you, all, for joining us this morning. As you know, earlier this morning, we announced our acquisition of MB Financial, which is the second largest independent community bank headquartered in Chicago. We are very excited about this transaction for several reasons. First we’re acquiring a well-run bank with a long, successful track record. They have firmly established reputation as a premier middle-market commercial bank in Chicago. With this transaction, we’ll be adding scale through our operations in the attractive Chicago market in creating a top-tiered, middle-market lender. MB’s best-in-class bis bank will partner with Fifth Third’s existing bankers in Chicago, making us extremely well positioned to serve our combined customer base.

Our focus on Chicago, but we already have sizable operations, which is based on a succession size of that market, and merger like this creates significant value from our combined commercial retail customers as well as our shareholders. We are very optimistic about being able to leverage our product and service capabilities to significant expand and grow MB’s core business.

Second, this is an important.acquisition of a concentrated franchise in a large market where we only have a strong presence. This will allow us to realize substantial cost savings, which should be readily achievable. We have identified several areas such as significant branch overlaps, back-office consolidations and vendor expenses we can generate from these savings. With our new size advantage, we’ll also be able to utilize our combined client-facing resources more efficiently.

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Third, the economics of this transaction are very compelling, and it will significantly enhance our financial targets on the project North Star, but we expect the combination to generate significant revenue synergies, we have not assumed any revenue benefits in our analysis of the expected returns. Let me know share some additional information about MB, and provide our perspective on the Chicago market.

For those of you less familiar with the bank, MB has 91 locations in the Chicago MSA, with a 5% market share of retail deposits. Like Fifth Third, MB has been serving customers for over 100 years, and has a deep understanding of the Chicago market. Our merger creates a top-tier retail franchise in Chicago, which on a combined basis, will rank number 2 in retail deposits, with a market share of 10%, and number 4 it overall deposits with a market share of 6.5%. We believe the incremental scale and market share will give us a significant competitive advantage. It also gives us the ability to advance analytical capabilities across a larger retail customer base.

MB’s substantial 11% share of middle-market commercial relationships in Chicago MSA should enable us to capitalize on our opportunities in that segment, especially in the lower middle market space where MB has been extremely successful. After the transaction closes, we will bank 1 in every 5 middle-market clients in Chicago.

You’ve heard us previously discuss our strategic strategic focus on growing middle market loans as part of our North Star initiative. With our treasured management, capital markets and advisory products and services, we will serve our combined client base very effectively and generate attractive returns on capital for our shareholders. Likewise, MB has key capabilities in products like middle-market asset-based lending and equipment leasing, focused on the small end of the market. We can use these capabilities to enhance our own offerings across our entire footprint.

The financial aspects of this acquisition are also compelling. We expect it to generate an IRR of approximately 18.5%, with operating EPS accretion of nearly 7% once cost synergies are fully realized. As Tayfun will discuss in greater detail, this analysis also factored in cost savings, and excludes potential revenue synergies. We expect the cost savings to total 45% of MB’s noninterest, and these savings will come from a combination of our consolidated branches, facilities, back-office functions and third-party vendor expenses. The [indiscernible] close should be relatively straightforward as we have meaningful overlap.

Approximately 70% of MB’s branches are located within 2 miles of a Fifth Third branch, and 35% of [indiscernible] within 1 mile. Our confidence in our ability to realize the benefit of this acquisition is a result of a comprehensive due diligence process. The process really began over a year ago, the discussion between our respective executive management teams. From there, experienced functional leaders across our banks, led teams to perform detailed due diligence. The due diligence included in depth assessment of risks across a number of dimensions.

The other reason we are confident is that both companies are allocating the resources needed to facilitate a smooth integration. The numbers of integration team have significant prior M&A experience, and will include senior leaders from both Fifth Third and MB. We have specifically structured the integration to minimize disruptions as we continue to implement current North Star initiatives. Additionally, over the long run, scale creates value. the Plan to offer more sophisticated digital capabilities to MB clients, and we’ll continue to advance the combined companies progress and revenue technology more efficiently.

Importantly, we expect this merger to not only accelerate our ability to achieve our North Star targets but also raise from above our previously communicated levels. Tayfun will provide more details about our expectations.

Lastly, I’m pleased that several members of the executive team at MB, to be helping to lead our Chicago organization. MB has deep potential talented executives with a significant amount of experience in Chicago market. They include Mitch Feiger, CEO of MB, who will become Chairman and CEO of Fifth Third Chicago, and is here with us today. Both

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our forums have a legacy of keeping the customer at the center, and observing the communities in which we operate. Both of us will lead a strong communities are good for our customers and good for our business. We believe this transaction will benefit our customers and our shareholders. I’ll turn the call over to Tayfun who will provide additional details on the acquisition. Tayfun?

Tayfun Tuzun

Executive VP & CFO

Thanks, Greg, and good morning, everyone. I’ll review the deal terms, and dive a little better deeper into some of the points Greg outlined earlier. As Greg mentioned, this transaction had significant value to our shareholders. By leveraging this trend of MB’s franchise, the combined company relax and recover progress towards enhanced North Star targets and generate more attractive returns compared to alternatives.

MB is a great partner in a priority market, and the financials materially moved the needle for our franchise. MB has a history of strong financial performance and considerable talent in the organization. We have great confidence in Mitch and the management team, and they will be critical to the future of our Chicago operation. Although the strategic rationale behind the acquisition was clear to us from the beginning, this transaction also needed to be compelling from a financial perspective. Slide 4 provides details on the transaction. We will be exchanging 1.45 Fifth Third shares and $5.54 of cash per MB share for a price of $54.20 per share, which roughly equates to a 90% stock, 10% cash split. Based on prices at Friday’s close, this implies a premium of approximately 24% per share. It also implies a project tangible book value multiple of 2.76, and forward be multiple of 9.6, with fully phased in cost savings. It is important to note that the earnings outlook that we are using in this presentation are based on either estimates for both companies. As Greg discussed earlier, we expect the acquisition to generate an IRR close to 18.5%.. Assuming it closes at the end of the year, we expect before session to be approximately 2% accretive to operating EPS in 2019, and accretive by almost 7% in 2020. We estimate the tangible book value earned that period, on a crossover basis of approximately 6.8 years. We have not incorporated any revenue synergies in any of these estimates. Having said that, we believe there are opportunities to drive meaningful revenue synergies based on the complementary strengths of our businesses, which I will discuss shortly.

Other key deal assumptions include unexpected restructuring charge of approximately $300 million, after tax, once the transaction closes. On a ongoing basis, we expect to realize pretax cost savings of $255 million annually, representing 45% of MB’s existing cost base. We believe the significant cost savings reflect the in-market nature of the acquisition, and the fact that MB has a concentrated franchise in a market we know well.

At this time, we would expect to record a credit market of $236 million on MB’s loan portfolio, and a total interest rate mark of roughly $25 million. Our core deposit intangible is JPY 200 million, which equates to 1.5% of their core deposit balances. In addition, incremental goodwill resulting from the merger is approximately $2.8 billion.

Turning to Slide 6. You can see that the combination of Fifth Third and MB will create a leading Chicago franchise. As Greg mentioned earlier, after this transaction closes, we will bank 1 in 5 middle-market clients in Chicago, and create a leading retail bank with 6.5% of total deposits. Such a strong market position will create a very valuable platform that can be leveraged to grow client relationships beyond what most of the other banks in Chicago can achieve. It also enables us to get more value for every marketing dollars spent and the sales resources that we deploy in the market.

Slide 7 provides a breakdown of MB’s loan and deposit portfolios. Approximately 49% of its loan portfolio consists of C&I loans and leases, and 29% consists of CRE loans. Their C&I portfolio consists mainly of loans to middle-market customers, but these clients are typically smaller than those we have traditionally served in our middle-market business in Chicago. This highlights the complementary nature of our businesses. MB has a strong history of lead bank relationships. We don’t know of any other commericial middle-market lender with us broader reach, and this gives us a significant competitive advantage in Chicago.

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Similar to its middle-market banking business, MB has a successful small business lending platform. Their branch network helps drive healthy deposit in loan growth with their small business clients. Approximately 43% of MB deposits are non-interest-bearing. Their deposit composition, combined with 50% of interest-earning assets with floating interest rates, further enhances Fifth Third’s earning power in a rising rate environment. Our modeling does not assume any pro forma remixing or balance sheet synergies, other than shrinking their mix of broker deposits. As you can see on Slide 8, MB has a strong record of profitable growth within a disciplined underwriting environment. This disciplined approach to underwriting is also reflected in lower credit losses compared to peers. MB has a credit culture similar to our own, and it’s relationship-based approach should continue to help drive positive credit performance and healthy returns. As you will note, the acquisition of MB is in line with our goal to create a stable top-performing bank through the cycle.

On a pro forma basis, Slide 9 provides a snapshot of our combined loan and deposit portfolios. While the combined does not substantially change our current loan and deposit mix, we would gain a modest pickup in yields, while average deposit costs should remain unchanged.

As you can see on Slide 10, we would not only gain significant local scale through the acquisition. We would also be doing so in one of the most attractive markets in the U.S. Other than New York City, Chicago has the highest number of middle-market firms in the U.S. For added prospectus, the number of middle-market funds in Chicago exceed those in our top 4 Southeastern MSAs combined. Chicago is simply a very important market for us. Combining with a high-quality franchise like MB, stalls our desire to add scale in this market, and this creates a subsection about the value for our shareholders.

Another important aspect of the transaction is the ability to drive cost synergies. The majority of our savings will come from redundancy, new facilities and back-office operations, and through leveraging our technology platform. It is important to note that we plan to preserve the combined sales capacity of the 2 banks. To that extent, we do not assume material cost saves in client-facing groups.

The significant overlap in retail branches should naturally lead to cost savings achieved through branch optimization. As we discussed with you during our Investor Day, we have developed and set a very innovative analytical tools, which we will use to optimize our pro forma footprint in Chicago. We believe that we have an opportunity to close roughly 1 in 5 branches in Chicago. In addition, we have the opportunity to deploy our paperless branch technology across all newly acquired branches, and achieve meaningful efficiencies in operations.

During our due diligence process, we also identified articles efficiencies with the back-office, facilities and technology areas. It is very apparent to us that our investments in technology will benefit MB’s clients and employees while concurrently allowing us to achieve efficiencies for the combined company. To be clear, we expect that cost savings do not include any benefit from the restructuring of MB’s mortgage business which was announced in April.

We believe that 45% cost savings target is very achievable. I would like to point out that these savings represent about 30% of total expenses of MB and Fifth Third Chicago combined. We expect half of the cost savings to be realized in 2019 and the complete run rate to be reflected in our 2020 results.

As I referred to earlier, our model projections do not include any revenue synergies but that should not lead you to believe that we don’t have any. One of the attractive features of MB is its diversified revenue base. MB’s management team is made very smart decisions over time to build value for the shareholders by buying or launching profitable businesses. We believe that we will be able to successfully leverage a number of their products and services not only Chicago but across our entire footprint. These businesses include new market asset-based lending, equipment leasing, specialty focus on technology, and some of the Consumer Lending products.

MB has also developed a very strong small-business coverage model where they utilize their branches in a very effective manner. We plan to adopt their approach in the entire Chicago market, with a high likelihood of applying it

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across our entire footprint. Across the board, the ability to utilize $160 billion-plus balance sheet should significantly enhance the merged company’s ability to generate not only strong growth in the relationships, but also increase the capacity offered to existing customers. For example, we expect the products and advisory services we offer in our capital markets business will be extremely valuable to MB’s current commercial client base.

Our Chicago region has one of the strongest wealth and asset management teams in our company. The combination of MB’s Commercial Banking universe and our Wealth Management business will create a very powerful growth engine in Chicago. Similarly, our corporate treasury management products and services will enhance the merged company’s appeal to our middle-market clients and deepen the already strong relationships that MB has successfully built over the years.

We will also have the opportunity to offer our newly developed credit card offerings to a new set of retail clients. As you can see, one of the most attractive parts about this merger is the ability to expand well-designed products and services tailored to the needs of all of our clients regardless of their size and business. Despite all these opportunities, we are not including any revenue synergies in our stated financial metrics. We think this is a conservative approach given the quality of the acquired company.

Across the entire enterprise risk management platform, we would align MB’s risk management processes with ours to ensure compliance with regulatory requirements and consistently across our combined platforms.

Slide 13 shows our updated financial targets under Project North Star. As you know, we have consistently raised our financial targets since our initial projection, as interest rates have increased and tax reform legislation was enacted. In April, during our first quarter earnings call, we indicated that we would now expect to close it to a 17% ROTCE, a target that is between 3.5% higher than the originally targeted ROTCE range that we outlined in 2016. With this merger, we are further raising the bar, and expect our ROTCE, ROA and efficiency ratio to improve significantly compared to our recently updated North Star target/We estimate that roughly 1/3 of the 200 basis points improvement to be due to the deal structure at 90-10 equity cash split, and the rest due to the deal synergies. It is important to note that assuming we close the transaction at the end of 2018, these fully paid impacts will not occur until 2020. We are maintaining our North Star targets for the [ fourth quarter ] of 2019 and now supplementing them with new targets established for a 2020 with the assumption that our merger closes at the end of 2018.

Importantly, we expect to maintain our capacity to return a significant part of our earnings back to our shareholders within the ranges that we discussed with you previously. This deal does not altered any previously stated capital distributor targets. Although it would have expected to have a 45 basis points impact on our CET1 capital ratio, this transaction was not driven by the desire to accelerate progress towards our targeted capital ratio. As we have stated many times, we are disciplined at our capital, and we measure this allocation of capital against alternative uses.

With that, let me turn the call over to Greg for his closing comments.

Greg Carmichael

Chairman, President & CEO

Thanks, Tayfun. I’d like to summarize a key points regarding the acquisition. We believe that our acquisition of MB is attracted across a number of dimensions. It is strategically important because it enabled us to generate scale in attractive markets, both in terms of retail deposits and middle-market lending, and serve a larger number of clients with enhanced products and services capabilities and needed a wide range of their needs.

The mergers also compelling from a financial perspective as it generate attractive returns that will allow us to exceed our North Star objectives. Lastly, we believe it can realize the benefits of the acquisition relatively low risk. The acquisition is an end market will be served in [indiscernible]. We’ve already identified it’s going to be cost savings across various

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opportunities and experience integration achieved to help us seamlessly merge the 2 organizations. We are are extremely excited about this transaction, as there are few opportunities of scale is Chicago market, and we believe this transaction will create significant value for our shareholders.

I’d like to hand the call over to Sameer to open it up for Q&A.

Sameer Shripad Gokhale

Senior Director of Investor RelationThanks, Greg. Before we start Q&A, as a courtesy to others, we ask that you limit yourself to one question and a follow-up, and then return to the queue if you have additional questions. We’ll do our best to answer as many questions as possible at the time we have this morning. During the question and answer period, please provide your name and that of your firm to the operator. Ray, please open the call up for questions.

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Question and Answer

Operator

[Operator Instructions] Your first question comes from the line of Ken Usdin from Jefferies.

Kenneth Michael Usdin

Jefferies LLC, Research Division

Tayfun, I was wondering if maybe you could follow-up on that last point. You mentioned that you’d still be able to return a good majority of your capital return, but as you think forward, understanding that you’re going to use the rest of the ‘17, can you help us just to understand how this might impact see CCAR ‘18? Does it take up all of it, part of it — how would you help us think about your ability to return capital with the still pro forma CET1 of close to 10.5.

Tayfun Tuzun

Executive VP & CFO

So Ken, we still have a sub [ less than ] the 2017 CCAR. As you know, we have submitted our CCAR ‘18 application. The process here is that once we get our 2018 results at the end of June, we will resubmit our CCAR analysis, inclusive of the MB balance sheet and business. Our expectation is that the combined company submission will not change the capital distribution targets that we had in mind when we submit the original 2018 filing. And our overall capital management approach is one that preserves the same type of percentage of distribution targets that we had in mind when we submitted our filing in April.

Kenneth Michael Usdin

Jefferies LLC, Research Division

So said in another way, you might have a substitution effect, and that the capital you might have use for buybacks that’s used by the deal, but you might end up in a same place overall?

Tayfun Tuzun

Executive VP & CFO

I don’t believe that there’s any substitution effect. I believe that we will be able to preserve most, if not all, of the capital description targets that we had in mind when we submitted the original CCAR submission

Kenneth Michael Usdin

Jefferies LLC, Research Division

Okay, got it. Okay. Okay, then just a couple of cleanups on the deal itself, I’m getting a couple of questions. Can you just help us understand — are the restructuring in all of the ratio metrics that you’ve given us today?

Tayfun Tuzun

Executive VP & CFO

They are and they are realized.

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Kenneth Michael Usdin

Jefferies LLC, Research Division

Okay, so not a point in time because not all comes at the close?

Tayfun Tuzun

Executive VP & CFO

That’s correct. We basically mirrored exactly what happens when we execute a transaction like this.

Kenneth Michael Usdin

Jefferies LLC, Research Division

Understood. And then just last 1 for me, can help us understand how much purchase accounting benefits you might see out into 2019 and 2020 as it relates to the deal model?

Tayfun Tuzun

Executive VP & CFO

Not much. So if you assume that the credit marks are right on target, which we have to assume today, the interest rate mark adds about $7 million potentially in the year 1, and it has about a 6- to 7-year life, but obviously has attracting every year out in the first year.

Operator

Your next question comes from the line of Mike Mayo from Wells Fargo Securities.

Michael Lawrence Mayo

Wells Fargo Securities, LLC, Research Division

I had a question for the CEO of MB Financial, Mitch. I don’t know your company, I don’t know you. So I’m just curious as to why you decided to sell now. I mean don’t you have a lot of regulatory momentum? Aren’t times good? And was this a competitive bids — or did you negotiate this with Fifth Third?

Mitchell S. Feiger

President, CEO & Director

All right. Let me take them one at a time. First the why, and maybe a little bit of why Fifth Third — perhaps that’ll be helpful. So first off, our decision to sell, just so you know, is not based on anything — our company, we worry about economic downturn. Our company is at the best it’s ever been, I think, at the moment. Credit quality is strong, businesses are doing great, and franchise measures are terrific, net interest margin increasing quite nicely in line with expectations, and I can go on and on. But is good, capital is good, earnings remains strong, so this is not a transaction that reflects any weakness on our part. In fact, it reflects I think of our strength. So since I’ve been in the leadership role of this company, our policy has been to listen to other companies who see value in our business. I think our shareholders understand that, and I feel that’s an obligation we owe to our shareholders. So in this case, as I came to know Fifth Third, both the company and the people, I saw, we saw Fifth Third that we thought would drive great value. We saw a company with values and strategies and culture that are similar to MB’s. At MB, our strategic priorities have long been like — some of our shareholders know, it may not, but we’ve been long trying to build a diversified bank with lower risk and consistent better return than peers. So Fifth Third is goal as well — build a low cost and stable funding base. That was the goal of Fifth Third as well — focused intently on fee income — Fifth Third as well, invest in human talent, Fifth Third as well, proactively acquire companies and make investments that supports strategic objectives, Fifth Third as well — I mean I could go on and on and on -- It’s amazing how well our strategies line up. So it’s a transaction that make strategic sense for Fifth Third and for us, and Greg already outlined the reasons that it makes sense for Fifth Third. And I wholeheartedly agree with this assessment in Chicago market, and how well will be able to work together.

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And Tayfun and Greg mentioned, revenue synergies, and of course, aren’t built in any of our models, but we believe in those as well so that’s all gravy. So to me and our board, we have a situation here that makes strong strategic sense for both companies as well as one that financially for both as well. And I’ve done a lot of these transactions more than 25 over the years, and this is a win-win for all. I don’t think if there’s any question about it. One last thing, we conducted a lot of reverse due diligence on Fifth Third. Of course, we were looking for anything that could slow completion of our transactions across other problems, but we found none. We also used our due diligence opportunity to support our investment analysis. In fact, if we wanted to own Fifth Third stock, and the answer to that was we very much wanted to own as much Fifth Third stock in the transaction as we could possibly get. We like the company, and we especially like what it looks like when our 2 companies are combined. So that’s why we did what we did. You asked one other question, on whether this was competitive. I’ll simply say that it was competitive without going any further.

Tayfun Tuzun

Executive VP & CFO

I want to add one comment here, because it’s a great opportunity for us to comment. There will be questions about the valuation of this. I think Mitch described it very well. We talked about revenue synergies, and Tom may describe the price of the full price, but let me indicate that you pay the price that the franchise deserves to get paid. And this is not a project. This is a very well-run company. This is not a company that is spread out to weaker markets across different states. This is one single market, a very point market for us, and it will hit the ground running, day one. And that’s why what we paid for the company — is related to everything that this new company brings to us. So let’s get that off the table, so that we can sort of talk about other aspects of the transaction.

Michael Lawrence Mayo

Wells Fargo Securities, LLC, Research Division

And then just one follow-up. Mitch, to what degree is considerations of scale play in your decision to sell? I mean, everyone’s always debating what’s the optimal size of the bank? Did not play a factor, or did the competition for deposits weigh in on you, because you’re saying some national banks get more aggressive? Or was it simply, you kind of fell in love with Fifth Third, it’s a good fit, and that took by itself?

Mitchell S. Feiger

President, CEO & Director

Yes. I mean we really like Fifth Third, and we think it’s a great fit. But I think for companies like ours, we’re always thinking about the investments we need to make in technology and the race that we face against larger companies, like to provide the products and services that our clients demand and deserve. And when you look out in the future, and the cost of doing that, it’s very significant, so it was definitely a factor. The other thing that’s a factor is the scale that Fifth Third brings to our company, both in terms of higher lending limits which our clients need, and we can really deliver more value for them, and in the breadth of product that we can sell into our clients. And so that is — we thought that, that came into our thinking as we thought about the value of our companies together as opposed to apart.

Operator

Your next question comes from the line of Erika Najarian from Bank of America.

Erika Najarian

BofA Merrill Lynch, Research Division

I just wanted to clarify Ken’s question on sort of substitution. So you had 10.8% CET1 at first quarter end. And Tayfun, you may have always noted that you think our department level of CET1 is between 9.5 to 9.7. I guess I’m wondering — the market is thinking that is now the available amount of capital back to shareholders is going to be 10.4 minus 9.5 as opposed to 10.8 minus 9.5 — I guess that’s why we’re a little bit confused on the substitution response as it relates to capital returns.

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Tayfun Tuzun

Executive VP & CFO

Erika, I think what the transaction does is it accelerates our move to 9.5, but it doesn’t change the direction of that capital distribution. So what we expect is that we will be able to maintain that target, get there a little faster, and as we’ve always stated I do believe that our balance sheet and our business composition truly do not require these levels of capital, where we operate. And we said that 9.5% is the first step, and we may be able to get down below. But all of the metrics that we are seeing here is, including some of these tangible value dilution targets, analysis, all assume a similar level of capital distribution that we’ve had in mind prior to this transaction.

Erika Najarian

BofA Merrill Lynch, Research Division

Got it. And a question for Greg and Mitch. You mentioned that scale adds, and I’m gunning a few questions from your investors. On the middle-market commercial lending side, I’m getting questions on — 62% of your cost savings are compensation-related. I’m wondering sort of you could share with us if you’ve been able to lock up some of the top producers from MB and how — scale, how we should think about scale in the middle-market. And then on the retail deposit side, I’m wondering how much of MB’s retail deposits are checking?

Greg Carmichael

Chairman, President & CEO

Let me take the first part, and I’ll turn it over to Mitch also, for some comment on the retail deposits. First off, we see tremendous, tremendous value in synergies in our commercial bank. MB Financial does a fantastic job at the lower end of the middle-market, and we do a good job — when you start to go upstream, to upper middle-market, big corporate large corporate. So you put these organizations together, it really serves as the complete commercial market opportunity. In addition to that, they have tremendous capabilities, and you mentioned for us, especially lending, middle market asset-based lending, leasing and so forth — it’s very additive to the rest of our franchise. So our intent from a cost save perspective is to retain a significant portion of the client-facing resource and and make sure that mixture we could serve those communities because we’re buying value and we’re buying the opportunity. Once again, we’ll be serving 1 out of 5 middle-market commercial clients going forward, so very attractive fit on the commercial side for us. And also, on the retail side, we have significant branch overlap, as I mentioned in my prepared remarks, 70% within 2 miles, 35% within 1 mile — we’ll be able to shut down approximately 40 to 50 branches, and still do a tremendous job of serving those customers, optimizing that network. It’s extremely, extremely attractive from a deposit perspective, it help us serve the community, leveraging more efficiently our investments at this market. As I mentioned before, it creates a second largest retail deposit base in Chicago and a very, very attractive large market.

Mitchell S. Feiger

President, CEO & Director

Yes. Just to comment on Commercial Banking and client-facing, people retention, so we’ve done this a lot and the key to retaining talent isn’t about retention awards or anything of the sort. It’s about creating an environment that’s challenging in a place where they really want to work. And I think, particularly, for middle-market commercial bankers, this transaction is a very, very good thing. I mean it’s going to provide more product, more capabilities to our bankers, through their balance sheet, to make larger loans and yield larger claims, many of which — their clients currently need that capacity. And I don’t — we’re going to create that environment, we have that environment, we’re going to improve that environments. So I think as far as retention, things are going to be good, very good.

Greg Carmichael

Chairman, President & CEO

Also, I think it’s important to note, that as I mentioned; that Mitch will be the Chairman and the CEO of the Chicago market. And there’s a lot of tenured employees here going forward they’re really fitting well with Fifth Third and have the ability to serve this market, as Mitch mentioned.

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Erika Najarian

BofA Merrill Lynch, Research Division

Just one last question. I presume then that given what Tayfun mentioned about the deal value, that the 18.5% IRR is above what the IRR is for buying back your stock today, at 1.85x tangible?

Tayfun Tuzun

Executive VP & CFO

Yes, absolutely, yes. I mean, in terms of when we analyze the comparisons to the buyback alternatives, the earnback period on the buyback is about 8 years and the EPS accretion is 2.4%, and the IRR clearly is below that 18% number -- it’s closer to our, I mean at this point, the assumption would be that it’s closer to our cost of capital.

Operator

Your next question comes from the line of Geoffrey Elliott from Autonomous Research.

Geoffrey Elliott

Autonomous Research LLP

In the past, you talked about your preference being executing on North Star, delivering on those targets and then going out and undertaking M&A. So what happened in this case that made you decide that it was time to go ahead and do that earlier?

Greg Carmichael

Chairman, President & CEO

First off, as we’ve talked before, we’re aware the North Star initiatives, especially on the expense side of the house. And when you think about the timing to close this transaction, a significant proportion of our North Star initiatives will have to be complete. The value obviously runs into 2019, but the majority of our North Star initiatives will be complete by the time this transaction closes. So we are very comfortable that we could complete our North Star initiatives as well as providing guidance that increases those targets, as Tayfun mentioned that, we are very confident we can go meet our North Star initiatives that we have in front of us. The team is doing a fantastic job of executing against those initiatives. So from a cyclical standpoint, it fits in extremely well. In addition to that, the opportunity was presented, that we think is a tremendous opportunity for Fifth Third, our Chicago market, and creates tremendous shareholder value, and that opportunity was today. So we moved forward that execution. Also, we believe we can do both extremely well.

Geoffrey Elliott

Autonomous Research LLP

And you’ve touched a few times on the opportunity on the Chicago market. But I guess looking at the total deposit share of 6.5% and the commentary in the press release, about their being nearly 200 banks in the market, that still kind of points to a market that’s a bit fragmented and a bit competitive. So what is it about Chicago, specifically, that makes you so excited?

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Greg Carmichael

Chairman, President & CEO

Well, first off, it’s a large market. As Tayfun mentioned, if you add up the opportunities in 4 of our largest Southeast markets, it doesn’t match the opportunity in middle-market relationships in the Chicago market. So it’s a big market that really fits in to a commercial business, the area that we want to get more focus on, more granular in, which is middle-market, the lower and the middle-market. So there is just a tremendous opportunity in this market. And a scale of the combined companies creates a platform, which we can better capitalize on those opportunities. We have significant capital markets capabilities, very good management capabilities. Our balance sheet, as mentioned, that can leverage in the current client base, and they do a fantastic job in asset-based middle-market, asset-based lending, leasing — they really fits in well with our franchise, so we think there’s just tremendous synergies between the 2. And on the consumer side, we can definitely optimize the branch network to better serve the markets, create better reach into the markets and do that more efficiently. So scale matters but still it’s an extremely attractive market.

Tayfun Tuzun

Executive VP & CFO

The other thing, Geoffrey, if you look at it just from a retail perspective, that market share number goes to a 9.7% number, as you can see on Slide 6 here. And the drop is fairly steep. I mean, you basically have to double the market share of number 6, number 7 position in the market. I mean, those are — the fragmented nature can be used as an advantage as well, so you have to keep that in mind.

Operator

Your next question comes from the line of John from Evercore.

Rahul Suresh Patil

Evercore ISI, Research Division

This is Rahul Patil, on behalf of John. Just a question on Project North Star. Where do you stand with respect to the $150 million or so cost saves targeted under Project North Star? That’s part one. And then second part of the question is, on the call, on the recent call, you alluded to a additional cost saves in 2018, 2019, tied to a third-party review on top of the Project North Star. Is that still the case? Or now given the deal, that is going to take a lower priority?

Tayfun Tuzun

Executive VP & CFO

No, no. Look, I mean, I think we are looking at everything related to North Star and all the initiatives that we discussed with you previously as a parallel path to this one. We will not be stop at anything that we’ve been talking about, including some of the cost savings initiatives that we discussed with you in April. So they’re all moving forward as we originally planned.

Greg Carmichael

Chairman, President & CEO

Yes. We mentioned in the last call, about engaging in the third-party, we’ve done that. We’ve identified the opportunities, and we planned on executing against those opportunities this year, and we’ll provide more details with respect to the outcomes, and what it means financially to Fifth Third, in our next earnings call.

Rahul Suresh Patil

Evercore ISI, Research Division

Okay. And then separately, the head of the pro forma deposit mix in terms of commercial versus retail for the total deposits posted deal, and also in terms of demand deposits?

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

James C. Leonard

Executive VP & Treasurer

So for MB’s deposit book, think of it as a little bit different than ours, but we’re 60% consumer weighted on total deposits, and 40% on commercial. MB’s deposit book is a little bit heavier on commercial relative to consumer. And then on the DDA side, I would call it, roughly of the $6 billion or so that they have in consumer, roughly 1/6 of that is in DDA.

Operator

Your next question comes from the line of Peter Winter from Wedbush Securities.

Peter J. Winter

Wedbush Securities Inc., Research Division

Tayfun, you mentioned that do you thought the deal could close by year-end, that does seem faster than — to prior Citi banks, with them closing their deal. I’m just wondering what gives you that kind of confidence.

Tayfun Tuzun

Executive VP & CFO

I did not say that we think that the deal will close, or we expect the deal to close by year-end. All I said was that our models are based on the deal closing dates of year-end 2018. At this point, we are not making any assumptions about when the deal may close, we’ll just follow the customary process and wait for the regulatory approval.

Peter J. Winter

Wedbush Securities Inc., Research Division

Got it. Then I guess, as a follow-up, can you just quanitfy how much of this adds to the asset sensitivity for the combined bank? I think you also mentioned that it will be accretive to the loan side. I’m just wondering if you could be more specific.

James C. Leonard

Executive VP & Treasurer

Yes, Peter. It’s Jamie. When you think look at the MB’s balance sheet, it’s very similarly positioned as to Fifth Third’s. So it’s definitely an asset-sensitive balance sheet — half of their loan book is floating, versus our 58%. If you look at some of the public disclosures, our asset repricing is 47% of the balance sheet in the next 12 months, theirs is 45, so we are very similar. However, when you look at the asset-sensitivity disclosures, I think as we have talked about in the past, related to Fifth Third, we’re pretty conservative in our NII sensitivity, where we use a 70% beta and have significant deposit migration. When you look at the MB asset-sensitivity disclosure, it screens much higher — 3X our number, but that is driven by the beta assumptions underneath their disclosures and ours. But I would say that if you applied our assumptions to their balance sheet, they will be just slightly more asset-sensitive than us, but not appreciably so.

Operator

Your next question comes from the line of Ken Zerbe from Morgan Stanley.

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Tayfun, I generally would have considered Fifth Third to have a pretty good commercial lender. But when you guys to speak about MB, is it sounds like they’re bringing a huge amount to the table when it comes to commercial lending. What am I missing here? Why are they, I guess, so valuable to Fifth Third — or what did they have that you guys don’t?

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Tayfun Tuzun

Executive VP & CFO

Ken, think about it as, their business, as we have seen it, as they’ve always described their business, their focus is somewhere between $5 million and $500 million of revenue sized companies. Our business has tended to be, especially here in Chicago, to be focused more on the upper end of middle-market to large corporate. So that’s why we actually had this discussion with our team not too long ago, where we identified that gap that exists in our current origination activity. That’s why what MB brings to the table here with this transaction is so important, that it basically immediately fills that gap between sort of the lower end, all the way down to $3 million to $5 million, to the middle-market range, that is why it is a very attractive. And in addition to just the regular commercial lending business, they have business has such as ABL, that is also very much focused in that segment of the business, whereas our ABL business tends to be more focused on the higher end of that middle-market distribution. So that’s why we are very excited about these potential revenue synergies that will exist. And also, from a competitive perspective, here in Chicago, now we have the ability to serve the full scope of customers. That’s another exciting piece for us.

Kenneth Allen Zerbe

Morgan Stanley, Research Division

Got you, okay. Great. Okay, just in terms of integration costs, can you just talk about the timing of when you expect to take the restructuring costs specifically, including, how much you expect to already been taken to when the deal close, if at all, and obviously the path thereafter, but I do want to see how much is in your book value dilution assumption.

James C. Leonard

Executive VP & Treasurer

So Ken, it’s Jamie. Within the $300 million of after-tax charges, we split it in the model, 75% in year 1, 25% in year 2., obviously very little as the period cost pre-deal closing. And within the tangible book, dilution number of the 7.7%, that’s exclusive of the restructuring charge given that the earnings of the combined company going forward as those 75% of the $300 million are incurred is more than offset by the strong earnings capacity of the combined company. So that’s how we modeled it.

Operator

Your next question comes from the line of Vivek Juneja with JPMorgan.

Vivek Juneja

JP Morgan Chase & Co, Research Division

Just going back to the capital question, Tayfun. What, if I take you back, what period had you previously expected to get to that sort of 9.5% CET1 ratio. Were you thinking year-end ‘19, Tayfun? Just trying to get back to the question of buybacks and how much we should be thinking is doable, are you — can you clarify that?

Tayfun Tuzun

Executive VP & CFO

Yes. As you may remember, we discussed in April that due to the unexpected severity of the 2018 CCAR stress test, we be pushed that 9.5% to more like 2020 because we knew we were not going to achieve that with the 2018 CCAR exercise and so we think it was going to be more a 2019 CCAR exercise that would get us to the 9.5% number. This accelerates that.

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Vivek Juneja

JP Morgan Chase & Co, Research Division

Okay. And are you thinking now that you go below 9.5%, Tayfun, at some point? And if so, sort of at what level?

Tayfun Tuzun

Executive VP & CFO

Well, at this point, I think it is a little too early to say. We do believe in general that as a standalone as well as pro forma combined with MB’s balance sheet and businesses, that we have the ability to go down to 9.5%. I’d like to get a little bit more, a quantitative impact analysis, as we go through this next CCAR e-filing, to give you a better idea about that, maybe in a few months.

Vivek Juneja

JP Morgan Chase & Co, Research Division

And if I may just ask Mitch, from an MB Financial question. I never covered your company, but just a question. I know you had net interest margin issues towards the end of last year and successes came out very quickly this morning, not expecting this. How was that doing more recently, and is that a factor in your decision to sell? And secondly, did I hear clearly that you said that this was a competitive bidding process, so two questions for you, Mitch.

Mitchell S. Feiger

President, CEO & Director

No. The net interest margin — I’m not sure exactly what you’re referring to in the fourth quarter, but no, that wasn’t a factor. Our decision was entirely based on the future of our company’s standalone and the future of a combined Fifth Third MB, and which was better for us focus of the strategically for our clients, for employees, for shareholders. That’s how we made the call.

Vivek Juneja

JP Morgan Chase & Co, Research Division

And what was the competitive bid situation sort of clarify that?

Mitchell S. Feiger

President, CEO & Director

Yes. My answer before was it was, that the outcome was heavily based on lengthy discussions with Fifth Third’s management team, which took place, as Greg mentioned, over a long period of time and Tayfun, our dialogue with them heavily influence the outcome.

Operator

Your next question comes from the line of Saul Martinez from UBS.

Saul Martinez

UBS Investment Bank, Research Division

A quick clarification question on the cost savings. I think Tayfun, you said 50% in ‘19 and 100% in 2020. Should we presume that, that means that the full run rate of the 45% cost saves are effectively baked into the run rate by fourth quarter by year-end 2019 since you’re accruing it for the entire year of 2020 — or is that sort of 100% run rate by year-end 2020? It wasn’t 100% clear to me.

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

James C. Leonard

Executive VP & Treasurer

So in our model, what we assume, as Tayfun said, is assuming a 1/1/19 close, which is a hypothetical, what we modeled was 50% of those savings occur in the first half with the rest achieved by day 1 of Year 2 so effectively January of 2020.

Saul Martinez

UBS Investment Bank, Research Division

Okay, got it. So the full — so it will accrue the entire 2020 in your models?

James C. Leonard

Executive VP & Treasurer

Correct. That is correct.

Tayfun Tuzun

Executive VP & CFO

Correct, all the 2020 outlook number assumes that we will have 100% of the cost savings.

James C. Leonard

Executive VP & Treasurer

The one item to be mindful of is, let’s just assume in a hypothetical date of 1/1/19, all numbers will shift based on the actual close.

Saul Martinez

UBS Investment Bank, Research Division

Got it. And on capital — I’m sorry to be the dead horse with this, I just want to make sure I fully understood — but I think Tayfun, you said, that once you get that CCAR results, you’ll resubmit inclusive of BMB transaction, and you don’t expect that to change your capital return, but is that on a nominal dollar basis, or is that in terms of what the expected payout should be? Because obviously, assuming that MB closes in the first half of next year, the earnings power, nominal dollar terms changes? And I guess, more broadly just beyond the CCAR cycle, is the expectation still that capital returns can be in the 100% of earnings range?

Tayfun Tuzun

Executive VP & CFO

So the answer to your last question is yes and the answer to the other question is we would expect the dollar distribution numbers to be increased and those numbers to be similar to our assumptions. So the dollar distribution will go up.

Operator

Your next question comes from the line of Christopher Marinac from FIG Partners.

Christopher William Marinac

FIG Partners, LLC, Research Division

As you have confidence about the retention of your employees and key producers, and is there anything different that you can do on this particular transaction, just given sort of lessons learned on from the past?

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Mitchell S. Feiger

President, CEO & Director

Yes, as I said, we’ve done this, our MB employees are very loyal. They really like working with our company. I think they’re going to really like our partners at Fifth Third they’ve come to know many of the Fifth Third people. And I think employee retention is going to be good— now we have learned a lot from our past deals. I might comment that the last one we did was in 2016, where our client-facing people retention was much better — well, it was better than we thought. We did a significant transaction in 2014, with Taylor Capital, when we had the same experience, in fact, virtually all the commercial bankers that came over from both of those transactions are still with us.

Operator

Your next question comes from the line of Terry McEvoy from Stephens.

Terence James McEvoy

Stephens Inc., Research Division

Given all the focus on deposit rates, how much of a difference is there in rates today within Chicago for the two banks? I know on Slide 9, you show all of Fifth Third, but is there much of a difference, looking specifically in Chicago?

James C. Leonard

Executive VP & Treasurer

There is not much of a difference.

Terence James McEvoy

Stephens Inc., Research Division

And then as a follow-up, MB announced some strategic moves with the National Mortgage business. Could you just go through those moves, for those that don’t cover the bank, whether they were major charges taken? And whether you’d expect to see some integration between Fifth Third’s mortgage platform and potentially what MB is looking to divest or sell?

Mitchell S. Feiger

President, CEO & Director

Right. So earlier this year, we announced our exit of our national residential mortgage origination platform. The time we announce it, we’re going to continue originating mortgages in our branch footprint here in Chicago, which interestingly is the same strategy Fifth Third uses in their mortgage origination business. And so those charges were announced previously and we’re going to continue on executing that transaction now.

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Greg Carmichael

Chairman, President & CEO

Yes. From a systems perspective, we’ll obviously be converting their mortgage business and their retail business onto our new platform — by the way, it’s going live as we speak across all of our channels, and their going very well — so we fully expect to do that. There’s also synergies between our two mortgage originations that we’ll take advantage of as we move forward, but I think it will be a good fit.

Operator

Your next question comes from the line of Christopher Marinac from Keefe, Bruyette & Woods.

Brian Paul Klock

Keefe, Bruyette, & Woods, Inc., Research Division

So I just to ask a question. On 2020, with CECL being in effect, that have any impact on how should we be thinking about that because I know you mentioned that you don’t expect much from the credit side, the accretive yield side. So is there impacts on the provisioning level or the things if we think about what happens with CECL going into 2020?

Tayfun Tuzun

Executive VP & CFO

Nothing that transaction would create a difference. I mean, I don’t expect this transaction to have any different impact on expectations.

Brian Paul Klock

Keefe, Bruyette, & Woods, Inc., Research Division

Okay. I’m not sure if I missed it early. But is there an expectation around MB’s dividend at the close?

Tayfun Tuzun

Executive VP & CFO

I’m sorry, can you repeat the question?

Brian Paul Klock

Keefe, Bruyette, & Woods, Inc., Research Division

So MB, are they expect to keep the same dividend close?

Tayfun Tuzun

Executive VP & CFO

Yes, we’re not expecting any change.

Operator

Your next question comes from the line of Ricky Dodds from Deutsche Bank.

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

Richard Lee Dodds

Deutsche Bank AG, Research Division

Just a quick question on the cost savings. You seem pretty confident on the 45% number. I’m just wondering if there is some room for some upside of that. I think a peer in the past, that end market deals could see 50% to 60% cost takeout, just given some of the technological advancements we’re seeing over the past couple of years.

Tayfun Tuzun

Executive VP & CFO

We don’t expect any upsides to 45%. And the reason for that is we talked about the complementarity nature of the business, is in the fact that we’re not touching the sales side of the organization. So those 2, basically, would indicate that 45% is a pretty good number for even an in-market transaction.

Richard Lee Dodds

Deutsche Bank AG, Research Division

Got it. And then one follow-up on the CRE. It look like you guys are picking up a bit there, just a portion of your book. Can you just talk about the quality of MB’s portfolio there and just maybe some overall general commentary on CRE, and how you’re seeing the Chicago market?

Frank R. Forrest

Executive VP & Chief Risk Officer

This is Frank. We did considerable due diligence of MB, as they did of us, and we’re very comfortable of their commercial real estate book. It’s predominantly developers that did banking a long time and in this market and we think it’s a really good fit of what we do, from a commercial real estate perspective. So we’re very comfortable with their book going forward.

Mitchell S. Feiger

President, CEO & Director

One comment I may add. About 1/3 of the CREs are owner occupied.

Tayfun Tuzun

Executive VP & CFO

Yes. And the other metric that we look at is where do we spend with respect overseer exposure relative to the peers, and even with this larger, we’re still at the bottom, with the ratio of CRE to capital — they’re still at the bottom of that.

Operator

And your last question comes from the line of Erika Najarian from Bank of America.

Erika Najarian

BofA Merrill Lynch, Research Division

A quick question for Jamie. What should we assume about how Fifth Third is going to integrate MB securities portfolio? I see that it’s 40% munis, the rest really MBS, I’m wondering if there’s any HQLA impact there as well, or rather LCR impact there as well.

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

James C. Leonard

Executive VP & Treasurer

Yes. Good question. And yes, if you look at the MB balance sheet in the investment security position, they clearly underweight investment securities as a percent of the total balance sheet, so they’re roughly 13% or so. So a portfolio like that, that comes over to our balance sheet does have some LCR erosion to it if we were just to combine them as is. Obviously, we can do some repositioning and the LCR impact will be very manageable given our strong liquidity position. So we’ll do a little bit of repositioning there, but given that their total yield is 3.20%, our total yield is 3.20%, it’s really not something that’s going to impact the performance but something that will remix a little bit, just to ensure that LCR impact is neutral or just a slight item there.

Do we have any other questions?

Sameer Shripad Gokhale

Senior Director of Investor RelationOkay. So it looks like we don’t have any further questions in the queue. Thank you, all, for joining us today. If you have any follow-up questions, please contact the Investor Relations department, and we’ll be happy to assist you.

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FIFTH THIRD BANCORP M&A CALL - PRELIMINARY COPY | MAY 21, 2018

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